Genaissance Pharmaceuticals, Inc.
Five Science Park
New Haven, Connecticut 06511

March 31, 2005

VIA EDGAR

Jeffrey Riedler, Esq.
John L. Krug, Esq.
Securities and Exchange Commission
Division of Corporation Finance
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

  Re:
  Genaissance Pharmaceuticals, Inc.
  Preliminary Proxy Statement on Schedule 14A
  Filed March 22, 2005
   File No. 0-30981

Dear Mr. Riedler and Mr. Krug:

        We have set forth below our response to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") set forth in a letter dated March 24, 2005 (the "Comment Letter") from Jeffrey Riedler, Assistant Director of the SEC, to Ben D. Kaplan, Senior Vice President, Chief Financial Officer and Secretary of Genaissance Pharmaceuticals, Inc. (the "Company"). The Comment Letter relates to the Preliminary Proxy Statement on Schedule 14A (File No. 0-30981) (the "Preliminary Proxy Statement") filed by the Company with the SEC on March 22, 2005.

        The Company has prepared an amendment to the Preliminary Proxy Statement (the "Revised Proxy Statement"), being filed with the SEC by electronic submission concurrently with this letter, to respond to the following comment of the Staff. For your convenience, the Company is also providing you supplementally with a copy of the Revised Proxy Statement marked to show the changes made to the Preliminary Proxy Statement.

        Proposal Three: Approval of Amendment to Certificate of Designations

        Comment:    Please expand the discussion to indicate whether you have any present plan or intention to increase the amount of indebtedness and, if so, for what purpose(s). We may have additional comments.

        Response:    In response to the Staff's comment and pursuant to subsequent conversations between the Staff and the Company's outside legal counsel, the Company has revised the disclosure in the sections of the Revised Proxy Statement entitled "General Information—Proposals and Votes Required—Proposal Three—Amendment to Certificate of Designations" and "Discussion of Proposals—Proposal Three: Approval of Amendment to Certificate of Designations."

        In addition, in connection with responding to the Staff's comment and as instructed pursuant to the Comment Letter, the Company hereby acknowledges that:

  (i)
  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  (ii)
  the Staff's comments or changes to disclosure in response to the Staff's comments do not foreclose the SEC from taking any action with respect to the filing; and

  (iii)
  the Company may not assert the Staff's comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

        Your prompt attention to this filing would be greatly appreciated. If you require additional information, please do not hesitate to contact Michael J. LaCascia of Wilmer Cutler Pickering Hale and Dorr LLP at (617) 526-6671.

Very truly yours,
GENAISSANCE PHARMACEUTICALS, INC.
/s/ BEN D. KAPLAN Ben D. Kaplan Senior Vice President, Chief Financial Officer and Secretary

cc: Michael J. LaCascia, Esq.